November 22, 2022

VIA EDGAR

Ms. Christina DiAngelo Fettig Senior Staff Accountant Division of Investment Management Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Miller Investment Trust File No. 811- 22131

Dear Ms. Fettig:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the filing by the Miller Investment Trust (the “Registrant”) and its series (each a “Fund” and, collectively, the “Funds”) of the Registrant’s Form N-SCR for the fiscal year ended October 31, 2021 and certain other filings, as provided verbally in a phone conversation on September 14, 2022 to Bibb Strench. The Staff’s comments and our responses are discussed below.

Comment 1: Form N-CSR. Please note that Form N-CSR was updated recently by the SEC to, among other things, add paragraph (i) and (j) to Item 4 of the Form. Please represent that future N-CSR filings will be made on the most up-to-date and effective Form N-CSR.

Response:	The Registrant represents that future N-CSR filings will be made on the most up-to-date and effective Form N-CSR.

Comment 2: Form N-CSR. Please note that Form N-CSR was updated recently by the SEC to revise paragraph 4(d) in the Instructions to Item 13(a)(2) and paragraph (b) of Item 11 of the Form to request information about internal

Bibb.Strench@ThompsonHine.com Fax: 202.331.8330 Phone: 202.973.2727	bs

Ms. Christina DiAngelo Fettig

November 22, 2022

controls “during the period covered by this report.” Please re-file the annual report to revise the report to cover the full annual period now required by Form N-CSR instead of the half-year period as reported.

Response:	The Registrant refiled an amended N-CSR on October 6, 2022 containing its financial statement so that the response noted in the comment covers its full fiscal year of 2021. See https://www.sec.gov/cgi-bin/browse-edgar?company=miller+investment+trust&match=starts-with&filenum=&State=&Country=&SIC=&myowner=exclude&action=getcompany

There were no significant changes in the Registrant’s internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

Comment 3: Prospectus. When the amended N-CSR filing for the fiscal year ended October 31, 2021 is refiled, please make sure the certification required by Item 13 of the Form are re-executed and contain the date of the filing or a date within several days of the filing.

Response:	The required certifications in the amended N-CSR, which was filed on October 6, 2022, were re-executed and dated the same as the filing.

Comment 4: MD&A: The options transactions for the Miller Convertible Plus Fund during the fiscal year ended October 31, 2021 impacted the Fund’s performance significantly. It is the Staff’s expectations that when options or other derivatives transactions impact the performance of a mutual fund significantly, the management discussion and analysis (“MD&A”) section of the annual report will contain a discussion of that impact. Please represent that the MD&A section of the annual report in future N-CSR filings will have a fulsome discussion of options and/or other derivatives transactions if such transactions materially impacted the performance of a Fund.

Response:	The Registrant represents that the MD&A section of the annual report in future N-CSR filings will have a fulsome discussion of options and/or other

Ms. Christina DiAngelo Fettig

November 22, 2022

derivatives transactions if such transactions materially impacted the performance of a Fund during the reporting period.

Comment 5: Performance Tables. The Registrant presented performance of multiple classes of shares in the graphs in the Annual Report. Pursuant to Item 27(b)(7)(ii)(B) of Form N-1A, the table and graph should be accompanied by the following statement, which was omitted:

“The graph and table to the effect that past performance does not predict future performance and that the graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.”

Response:	The Registrant represents that performance tables and graphs of annual reports in future N-CSR filings will include the above statement.

Comment 6: Schedule of Investments. In the Schedule of Investments for each Fund, certain investments are zero coupon bonds. Please consider as a best practice showing the yield or some other indicator of the rate at which the income of these instruments is realized.

Response:	The Registrant will consider adding to the Schedule of Investments in future annual reports some indicator of the rate of return of its zero coupon bond investments.

Comment 7: Schedule of Investments. In the Schedule of Investments for each Fund, synthetic convertible bond investments are discussed as a single investment. However, the Notes to the financial statements indicated that a synthetic convertible bond investment consists of two securities, each with its own market value: “Synthetic convertible bonds are financial instruments created by combining two or more separate securities.” Please explain the basis for its presentation in the Schedule of Investments.

Response:	The annual report in future N-CSR filings will replace the above language about the synthetic convertible bond consisting of two securities and instead contain an asterisk or similar mark cross referencing to the note to

Ms. Christina DiAngelo Fettig

November 22, 2022

the financial statements describing the synthetic convertible bonds as follows:

A synthetic convertible bond security is a single security issued by an investment bank, broker-dealer or other financial institution that is designed to have the same attributes of a convertible security had it been issued by the designated underlying company. Like ordinary convertible bonds, a synthetic convertible bond is a fixed-income corporate debt security that yields interest payments with conversion features. Importantly, the credit rating of a synthetic convertible bond is based on the issuing financial institution’s credit rating and not the underlying company.

Comment 8: Notes. The following disclosure is on page 40 of the Annual Report in the Summary of Significant Accounting Policies section:

“The notional value of the derivative instruments outstanding as of October 31, 2021 as disclosed in the Schedule of Investments for Miller Convertible Plus Fund serves as an indicator of the volume of derivative activity during the period.”

Please review this disclosure. It appears that the notional value is much higher than the notional value as compared to past semi-annual and annual reports. Please confirm the accuracy.

Response:	The Registrant has reviewed the disclosure noted above and confirms that it is accurate.

Comment 9: Prospectus/Annual Report. The disclosure set forth in Note 3 of the annual report regarding the expense recapture pursuant to the Expense Limitation Agreement and the disclosure in the prospectus regarding the expense recapture pursuant to the Expense Limitation Agreement are inconsistent. Going forward, please make sure that the disclosure about expense recapture in these two filings are consistent.

Response:	The Registrant represents that disclosure about the expense recapture arrangement in the upcoming annual update of its prospectus and

Ms. Christina DiAngelo Fettig

November 22, 2022

statement of additional information will be consistent with disclosure in the annual reports for the fiscal year ended October 31, 2022.

Comment 10: Section 4.08(b) of Regulation S-X addresses assets of an issuer mortgaged, pledged, or otherwise subject to lien. The Statement of Assets and Liabilities of the Miller Convertible Plus Fund shows the segregated cash for the collateral of the loans. Section 4.08(b) requires the approximate amounts of assets pledged or otherwise subject to a lien, and the approximate amounts thereof, be designated and the obligations collateralized briefly identified be disclosed. Please make sure the required disclosure is made in a footnote in annual reports filed in future N-CSR filings.

Response:	The Registrant represents that the requested note will be added to the annual reports in future N-CSR filings.

Comment 11: Form N-CEN. Item B.8. of Form N-CEN requires the Registrant to list each of its Trustees. Please note that Mr. Greg Miller is not included in the response to this item. Please amend the Form N-CEN filing to include the required disclosure about Mr. Miller.

Response:	The Registrant refiled an amended N-CEN on October 6, 2022 listing Greg Miller. See https://www.sec.gov/cgi-bin/browse-edgar?company=miller+investment+trust&match=starts-with&filenum=&State=&Country=&SIC=&myowner=exclude&action=getcompany

Comment 12: Form N-PX. Registrant filed Form N-PX on July 26, 2022 and filed its previous Form N-PX on August 6, 2021. Instruction F of that form requires that it be signed “by its principal executive officer or officers.” Please note that the Form N-PX filed on July 26, 2022 was not signed by Greg Miller, the Trust’s principal executive officer, but rather another officer. Please further note that the Form N-PX filed on August 6, 2021 appears to be incomplete, including missing the signature line.

Response:	Registrant filed amended Form N-PXs on October 24, 2022 and October 27, 2022 that reflect the requested corrections.

Ms. Christina DiAngelo Fettig

November 22, 2022

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If you have any additional comments or questions, please contact the undersigned at (202) 973-2727.

Sincerely,

/s/ Bibb Strench

Bibb Strench

cc:	Michael Miller Treasurer and Principal Financial Officer Miller Investment Trust